April 8, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office 7 - Financial Services Group

100 F Street, N.E.

Washington, D.C. 20549

Re:Steuben Trust Corporation

Post-Qualification Amendment No. 8 to Offering Statement on Form 1-A

Commission File No. 024-10363

To Whom It May Concern:

The following submission was accepted by the Securities and Exchange Commission:

Company:Steuben Trust Corp

Form Type:1-A POS              Number of Documents: 22

Received Date:21-Mar-2019 15:41            Accepted Date: 21-Mar-2019 15:41

Filing Date:21-Mar-2019 15:41

We would like to have this Amendment become qualified on April 12, 2019, and therefore respectively request an order to that effect.

We hereby acknowledge the following:

-that should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at your earliest convenience should you have any questions or comments concerning this filing.

Very truly yours,

/s/ James P. Nicoloff

James P. Nicoloff

Executive Vice President & Treasurer